Exhibit 99.1

Tarena International, Inc. Announces Plan to Implement ADS Ratio Change

BEIJING, December 1, 2021 /PRNewswire/ — Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.001 per share, from the current ADS Ratio of one (1) ADS to one (1) Class A ordinary share to a new ADS Ratio of one (1) ADS to five (5) Class A ordinary shares. The Company will file a post-effective amendment to the ADS Registration Statement on Form F-6 with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on December 23, 2021, subject to the SEC having declared the post-effective amendment to the ADS Registration Statement on Form F-6 to be effective.

For Tarena’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-five reverse ADS split. Each ADS holder of record at the close of business on the date when the change in ADS Ratio becomes effective will receive one (1) new ADS in exchange for every five (5) existing ADSs then held. Citibank, N.A., as the depositary bank for Tarena’s ADS program, will arrange for the exchange of the current ADSs for the new ADSs. Holders of uncertificated will not be required to take any action in connection with the ADS Ratio change. Holders certificated ADSs (that is, ADSs represented by a physical certificate) will be required to surrender the certificates evidencing their ADSs to the depositary bank to exchange the existing ADSs for new ADSs. Tarena’s ADSs will continue to be traded on the Nasdaq Global Select Market under the symbol “TEDU.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on Tarena’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than five times the ADS trading price before the ADS Ratio change.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

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Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

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